EXHIBIT 21.1

1st United Bancorp, Inc. Subsidiaries, as of December 31, 2012

1st United Bancorp, Inc. subsidiaries

1stUnited Bank (Florida)

Equitable Equity Lending, Inc. (Florida)

1st United Bank subsidiaries

Advantage Asset Holdings, Inc. (Florida)

AFI Holdings, Inc. (Florida)

TBOM Mortgage Holdings, LLC (Florida)

TBOM Merritt Island, LLC (Florida)

United Assets Holdings Commercial, LLC (Florida)

United Assets Holdings Residential, LLC (Florida)